Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES
 RESULTS FOR YEAR 2009

Tel Aviv, Israel, March 28, 2010, Elbit Imaging Ltd. (“EI”) (TASE, NASDAQ: EMITF) announced today its results for the year 2009.

Years 2009 and 2008 results analysis:

Consolidated revenues in Year 2009 were NIS 693 million (US$ 184 million) compared to NIS 1,098 million reported last year.

Revenues from commercial centers decreased in 2009 to NIS 85 million (US$ 23 million) from NIS 524 million last year. This decrease is attributable to: a decrease in revenues from sale of trading property from NIS 439 million  in 2008 (attributable to the sale of the Plzen Plaza commercial center in Czech Republic and price adjustment in Arena Plaza in Hungary which was sold in the end of 2007) to nil in 2009. The revenue in the amount NIS 85 million is attributable mainly to the commencement of operation of two commercial centers in the beginning of 2009 (Riga Plaza in Latvia and Liberec Plaza in Czech Republic).

Cost of commercial centers decreased to NIS 169 million (US$ 45 million) compared to NIS 433 million reported last year. This decrease is attributable mainly to decrease in the cost of sales of trading property due to the fact that no sales of commercial centers has been executed in 2009 compared to sale of the Plzen Plaza commercial center in 2008 as mentioned above.

Revenues from hotels operations and management increased to NIS 397 million (US$ 105 million) as compared to NIS 384 million reported last year. This increase is attributable to: (i) an increase in the revenues from the Radisson Bucuresti Hotel in Romania which was partially opened in mid of 2008 offset by; (ii) decrease in the revenues from all other hotels as a result of the global economic slowdown mainly effected the results of the first half of 2009; (iii) devaluation of the average Pound rate against the NIS.

Costs and expenses from hotels operations and management decreased to NIS 353 million (US$ 94 million) compared to NIS 355 million reported last year. This decrease is attributable mainly to the reduction of operational expenses in the hotels and to the devaluation of the average rate Pound against the NIS, offset by; increase in expenses related to the Radisson Bucuresti Hotel which was partially opened in mid 2008.

Revenues from sale of medical systems increased to NIS 62 million (US$ 16 million) compared to NIS 38 million reported last year. This increase was mainly due to increase in the number of systems sold compared to last year.

Costs and expenses of medical systems operations increased to NIS 67 million (US$ 18 million) compared to NIS 55 million reported last year. The increase is attributed to the increase in number of system sold as mentioned above.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Research and development expenses increased to NIS 74 million (US$ 20 million) compared to NIS 69 million reported last year. These costs are attributable to the operations of InSightec.

Revenues from sale of fashion merchandise increased to NIS 118 million in 2009 (US$ 31 million) compared to NIS 103 million reported last year. The increase is mainly attributable to: (i) the opening of first Gap store in Jerusalem; (ii) full operation in 2009 of eight Mango stores which opened during 2008 as compared to partly operation in 2008 offset by; (iii) decrease in sales of Mango existing stores during 2009 as compared to 2008.

Cost and expenses of fashion merchandise increased to NIS 134 million (US$ 35 million) compared to NIS 118 million reported last year. This increase was attributable mainly to increase in retail operation as mentioned above.

General and administrative expenses increased to NIS 66 million (US$ 17 million) compared to NIS 55 million reported last year. The increase is attributed mainly to: (i) change in non cash expenses (mainly stock based compensation expenses and provisions) in the amount of NIS 11 million; (ii) decreases in management fee charges to the group companies in the amount of NIS 5 million offset by (iii) reduction in salaries costs in the amount of NIS 5 million.

Financial expenses (income), net resulted in expenses of NIS 261 (US$ 69 million) in 2009 compared to income of NIS 64 million reported last year. The increase in the amount of NIS 325 million is attributed mainly to: (i) increase in expenses in the amount of NIS 296 million from change in fair value of financial instruments measured at fair value through profit and loss which totaled to the amount of NIS 71 million (mainly revaluation of Plaza Centers Debentures and SWAP transactions in the amount of NIS 177 million offset by revenue in the amount of NIS 106 million from derivatives and marketable securities) compared to revenue in the amount of NIS 225 million in 2008;(ii) decrease in the amount of NIS 42 million in financial revenue which totaled in 2009 to the amount of NIS 93 million comparing to NIS 135 million in 2008 mainly due to a decrease in the interests rates and the exchanges rates offset by: (iii) decrease in financial expenses in the amount of NIS 13 million (interest, exchange rate, Israel Consumer Price Index ("CPI") attributed to loans and debentures after capitalization of financial expenses to qualifying assets) which totaled to the amount of NIS 283 million in 2009 as compared to NIS 296 million in 2008.

Impairment charges and other expenses, net increased to NIS 260 million (US$ 69 million), compared to NIS 69 million reported last year. The impairment charged in 2009 is mainly attributable to real estate assets in the amount of NIS 232 million.   The Company impaired Plaza Center's real estate assets in the amount of NIS 216 million following the market conditions in Eastern Europe and following the increase in the sales yields and the expectations for decrease in rent income.

Loss before taxes in 2009 was NIS 706 million (US$ 187 million) as compared to NIS 4 million in 2008.

Tax benefits in 2009 were NIS 36 million (US$ 9 million) as compared to income taxes in the amount of NIS 25 million last year.

Loss from continuing operations in 2009, was loss of NIS 671 million (US$ 178 million) compared to NIS 29 million reported last year.

Profit from discontinuing operation, net in 2009 was NIS 17 million (US$ 5 million) compared to NIS 5 million reported last year.

Loss  in 2009 was NIS 654 million (US $173 million) of which NIS 533 million (US$ 141 million) is attributable to the equity holders of the Company and amount of NIS 121.2 million (US$ 32 million) is attributable to the minority interest.

Loss in 2008 was NIS 24 million of which NIS 104 million is attributable to the equity holders of the Company and income of NIS 80 million is attributable to minority interest.

Mr. Dudi Machluf, co-CEO of the Company stated:

The implications of the global crisis are evident in our 2009 results, in which we recorded a loss derived mainly from non-cash expenses of NIS 400 million attributable to impairment of real estate assets and change in fair value of debentures of Plaza Centers.

Our two major operating sectors, Commercial Centers and Hotels, were significantly influenced by the global recession and slowdown.

The decrease of financial resources in Eastern Europe affected Plaza Centers: by reducing the volume of  construction and development of projects for which bank financing is yet to be secured; and by reducing the number of potential buyers for Plaza’s commercial centers, since many of the potential buyers are dependent on bank financing.

Despite the challenging market conditions, in 2009, Plaza Centers successfully obtained financing lines for several of its commercial centers - two in Poland and one India. One of the  commercial centers in Poland was opened to the public about a week ago and the other is scheduled to open in June 2010. In addition, Plaza Centers is finalizing negotiations to secure additional construction bank financing loans, mainly in Poland and in Serbia.

We expect that the recovery of financial markets and return of potential buyers, will enable the sale of commercial centers by Plaza Centers done in the past.

The global recession and slowdown has also affected our Hotel Division. Lately, there are signs of improvement in the hotels division; however it is still too early to evaluate if this is indeed a trend.

While 2009 was a challenging year, the financial crisis created new opportunities for Elbit Imaging to strategically position the Company for the years to come. We were one of the first companies to identify the opportunity in the US commercial real estate market, and in the past year we carefully examined potential real estate acquisitions that meet our criteria. About two months ago, we executed a joint venture agreement with a strategic partner, according to which we committed to invest USD 200 million, in equal parts, in a high yield real estate investment in the US, with a focus on commercial centers. We are investing a great deal of management resources in developing this real estate US arm and we expect our efforts to bear fruit.

As part of the group strategic reorganization, we established a subsidiary under the name of "Elbit Medical Ltd." which will hold our medical and bio-tech holdings in InSightec and Gamida Cell. As announced, we have filed a draft prospectus, with the Israel Securities Authority, in respect of a proposed initial public offering of shares on the Tel Aviv Stock Exchange to enable the public to be part of the group's medical companies.

About Elbit Imaging Ltd.

The activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities - (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008 and the draft prospectus referred to in this press release, under the caption “Risk Factors.” In addition, any future public offering is subject to risks facing any public offering, including without limitation, general economic conditions, the conditions of the capital markets, the interest level of investment banks and investors in our company and the performance of our business.  Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (co-CEO)	Investor Relations
Tel:+972-3-6086024	Tel:+972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	December 31 , 2009	December 31 , 2008		December 31 , 2009
				Convenience
				translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	1,508,301		1,690,433	399,550
Short-term deposits and investments	563,719	(*)	485,954	149,330
Trade accounts receivable	45,049		34,740	11,933
Other receivable	119,890		134,194	31,759
Prepayments and other assets	335,206		404,613	88,796
Inventories	45,494		38,176	12,052
Trading property	4,157,610		3,279,775	1,101,353
	6,775,269		6,067,885	1,794,773
Assets related to discontinued operation	2,250		9,043	596
	6,777,519		6,076,928	1,795,369

Non-Current Assets
Deposits, loans and other long-term balances	625,695		(*) 706,333	165,746
Investments in associates	41,597		46,655	11,019
Property, plant and equipment	1,648,620		1,618,253	436,721
Investment property	80,487		78,897	21,321
Other assets and deferred expenses	136,491		118,064	36,157
Intangible assets	53,486		46,582	14,169
	2,586,376		2,614,784	685,133

	9,363,895		8,691,712	2,480,502

Current Liabilities
Short-term credits	2,218,964	(*)	1,452,144	587,805
Suppliers and service providers	199,566		214,461	52,865
Payables and other credit balances	201,450		217,704	53,364
Other liabilities	117,965		105,246	31,249
	2,737,945		1,989,555	725,283
Liabilities related to discontinued operation	18,630		29,186	4,935
	2,756,575		2,018,741	730,218

Non-Current liabilities
Borrowings	4,318,633	(*)	4,061,513	1,144,009
Other financial liabilities	96,686		93,121	25,612
Other liabilities	17,450		15,440	4,623
Deferred taxes	39,264		65,114	10,401
	4,472,033		4,235,188	1,184,645

Shareholders' Equity
Attributable to equity holders of the Company	940,467		1,373,692	249,131
Minority Interest	1,194,820		1,064,091	316,508
	2,135,287		2,437,783	565,639

	9,363,895		8,691,712	2,480,502
(*) Reclassified

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2009	2008	2009
			Convenience
			translation
	(in thousand NIS)		US$'000

Revenues and gains
Commercial centers ¹	85,466	524,163	22,640
Hotels operations and management	396,736	384,220	105,096
Sale of medical systems	61,683	38,076	16,340
Change in shareholding of subsidiaries	31,106	49,122	8,240
Sale of fashion merchandise	118,386	102,736	31,360
	693,377	1,098,317	183,676

Expenses and losses
Commercial centers ¹	169,253	432,760	44,835
Hotels operations and management	353,229	354,850	93,571
Cost and expenses of medical systems operation	67,403	55,469	17,855
Cost of fashion merchandise	134,142	118,040	35,534
Research and development expenses	73,959	68,759	19,592
General and administrative expenses	66,153	54,944	17,524
Share in losses of associates, net	14,039	12,952	3,719
Financial expenses (income) , net	261,523	(63,995)	69,278
Impairments, charges and other expenses, net	260,225	68,797	68,934
	1,399,926	1,102,576	370,842

Loss before income taxes	(706,549)	(4,259)	(187,166)
Income taxes (tax benefits)	(35,571)	24,736	(9,423)

Loss from continuing operations	(670,978)	(28,995)	(177,743)
Profit from discontinued operation, net	16,550	4,934	4,384

Loss for the period	(654,428)	(24,061)	(173,359)

Attributable to:
Equity holders of the Company	(533,269)	(103,714)	(141,263)
Minority interest	(121,159)	79,653	(32,096)
	(654,428)	(24,061)	(173,359)
(1) Sale of trading property and investment property operations

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2009	2008	2009
			Convenience
			translation
	(in thousand NIS)		US$'000

Loss for the period	(654,428)	(24,061)	(173,359)

Exchange differences arising from translation of foreign operations	89,638	(453,297)	23,745
Gain from cash flow hedge	(2,099)	(49,970)	(556)
Loss (gain) from available for sale investments	9,383	(5,929)	2,486
	96,922	(509,196)	25,675

Comprehensive Loss	(557,506)	(533,257)	(147,684)

Attributable to:
Equity holders of the Company	(466,459)	(508,006)	(123,566)
Minority interest	(91,047)	(25,251)	(24,118)
	(557,506)	(533,257)	(147,684)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share	Share	Foreign currency translation	Hedging	Avaialable for sale	Stock base compensation	Retained	Gross	Treasury	Loans to employees to acquire Company	Total amount attributable to equity holders of the	Minority	Total shareholders'
	Capital	premium	adjustments	reserves	reserve	reserve	earnings	Amount	stock	Shares	Company	Interest	equity
	(In thousand NIS)
Balance -
January 1, 2008	38,032	815,275	45,872	12,848	-	32,909	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002
					-			-			-		-
Comprehensive Loss	-	-	(350,241)	(49,970)	(4,081)	-	(103,714)	(508,006)	-	-	(508,006)	(25,251)	(533,257)
Dividend paid	-	-	-	-	-	-	(168,064)	(168,064)	-	-	(168,064)	-	(168,064)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,860	5,860
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	-	3,393	3,393	-	3,393
Stock based compensation expenses	-	-	-	-	-	10,931	-	10,931	-	-	10,931	56,162	67,093
Dividend to the minority	-	-	-	-	-	-	-	-	-	-	-	(97,775)	(97,775)
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(68,469)	(68,469)
Employee share premium	-	15	-	-	-	-	-	15	-	(15)	-	-	-
December 31, 2008	38,032	815,290	(304,369)	(37,122)	(4,081)	43,840	960,621	1,512,211	(138,519)	-	1,373,692	1,064,091	2,437,783

Comprehensive income (loss)	-	-	62,066	(2,099)	6,844	-	(533,270)	(466,459)	-	-	(466,459)	(91,047)	(557,506)
Stock based compensation expenses	-	-	-	-	-	13,957	-	13,957	-	-	13,957	36,622	50,579
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,993	5,993
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	71,940	71,940
Exercise of shares by employees	6	701	-	-	-	(707)	-	-	-	-	-		-
Equity componenet of convertiable debentures	-	19,277	-	-	-	-	-	19,277	-	-	19,277		19,277
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	107,221	107,221
December 31, 2009	38,038	835,268	(242,303)	(39,221)	2,763	57,090	427,351	1,078,986	(138,519)	-	940,467	1,194,820	2,135,287

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share	Share	Cumulative Foreign currency translation	Hedging	Avaialable for sale	Stock base compensation	Retained	Gross	Treasury	Loans to employees to acquire Company	Total amount attributable to equity holders of the	Minority	Total shareholders'
	Capital	premium	adjustments	reserves	reserve	reserve	earnings	Amount	stock	Shares	Company	Interest	equity
	Convenience translation US$'000

December 31, 2008	10,075	215,971	(80,627)	(9,833)	(1,081)	11,613	254,469	400,587	(36,694)	-	363,893	281,878	645,771

Comprehensive income (loss)	-	-	16,440	(556)	1,813	-	(141,263)	(123,566)	-	-	(123,566)	(24,118)	(147,684)
Stock based compensation expenses	-	-	-	-	-	3,697	-	3,697	-	-	3,697	9,701	13,398
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,588	1,588
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	19,057	19,057
Exercise of shares by employees	1	186	-	-	-	(187)	-	(0)	-	-	(0)	-	(0)
Equity componenet of convertiable debentures	-	5,107	-	-	-	-	-	5,107	-	-	5,107	-	5,107
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	28,402	28,402
December 31, 2009	10,076	221,263	(64,187)	(10,389)	732	15,123	113,206	285,825	(36,694)	-	249,131	316,508	565,639